FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    French, Donald Anthony
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    Unique Mobility, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    January 1997

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Officer:  Treasurer


TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Line 1 - Common Stock

    Line 2 - Common Stock

2.  Transaction Date (Month/Day/Year)

    Line 1 - January 2, 1997

    Line 2 - January 2, 1997

3.  Transaction Code (Instr. 8)

    Line 1 - Code: M; V: Voluntary

    Line 2 - Code: M; V: Voluntary

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1 - Amount: 4,005 Shares; (A) or (D): Acquired; Price: $1.00 Per Share

    Line 2 - Amount: 9,100 Shares; (A) or (D): Acquired; Price: $0.75 Per Share

5.  Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

    55,179 Shares Indirectly by a Limited Partnership of which Mr. French is the General Partner, and 8,000 Shares Indirectly by a Trust for the Benefit of Mr. French

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

    All Holdings are Indirect

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    Limited Partnership of which Mr. French is the General Partner and Trust for the Benefit of Mr. French


TABLE II-Derative Securities Acquired, Disposed Of, or Beneficially Owned
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - Call Option          Line 4 - Call Option

    Line 2 - Call Option          Line 5 - Call Option

    Line 3 - Call Option          Line 6 - Call Option

2.  Conversion or Exercise Price of Derivative Security

    Line 1 - $1.00 Per Share      Line 4 - $3.31 Per Share

    Line 2 - $0.75 Per Share      Line 5 - $3.31 Per Share

    Line 3 - $3.31 Per Share      Line 6 - $2.82 Per Share

3.  Transaction Date (Month/Day/Year)

    Line 1 - January 2, 1997      Line 4 - January 2, 1997

    Line 2 - January 2, 1997      Line 5 - January 2, 1997

    Line 3 - January 2, 1997      Line 6 - January 2, 1997

4.  Transaction Code (Instr. 8)

    Line 1 - Code: M; V: Voluntary     Line 4 - Code: M; V: Voluntary

    Line 2 - Code: M; V: Voluntary     Line 5 - Code: M; V: Voluntary

    Line 3 - Code: M: V: Voluntary     Line 6 - Code: M; V: Voluntary

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1 - Disposed of Call Option as to 4,005 Shares

    Line 2 - Disposed of Call Option as to 9,100 Shares

    Line 3 - Acquired Call Option as to 31,513 Shares

    Line 4 - Acquired Call Option as to 31,514 Shares

    Line 5 - Acquired Call Option as to 31,514 Shares

    Line 6 - Acquired Call Option as to 962 Shares

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - Date Exercisable: July 8, 1989;
             Expiration Date: July 7, 1998

    Line 2 - Date Exercisable: February 22, 1992;
             Expiration Date: February 21, 2001

    Line 3 - Date Exercisable: January 2, 1998;
             Expiration Date: January 1, 2007

    Line 4 - Date Exercisable: January 2, 1999;
             Expiration Date: January 1, 2007

    Line 5 - Date Exercisable: January 2, 2000
             Expiration Date: January 1, 2007

    Line 6 - Date Exercisable: March 31, 1997;
             Expiration Date: March 31, 1997

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Line 1 - Title: Common Stock; Amount or Number of Shares: 4,005 Shares

    Line 2 - Title: Common Stock; Amount or Number of Shares: 9,100 Shares

    Line 3 - Title: Common Stock; Amount or Number of Shares: 31,513

    Line 4 - Title: Common Stock; Amount or Number of Shares: 31,514

    Line 5 - Title: Common Stock; Amount or Number of Shares: 31,514

    Line 6 - Title: Common Stock; Amount or Number of Shares: 962

8.  Price of Derivative Security (Instr. 5)

    Line 1 - N/A

    Line 2 - N/A

    Line 3 - N/A

    Line 4 - N/A

    Line 5 - N/A

    Line 6 - N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    Call Options as to 309,020 Shares Were Beneficially Owned by Mr. French at January 31, 1997

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    The Ownership Form of All Derivative Securities is Direct

11. Nature of Indirect Beneficial Ownership (Instr. 4)

    N/A

Explanation of Responses:  None

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/Donald A. French                                     February 6, 1997
**Signature of Reporting Person                         Date